NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 05-10

August 11, 2005

Cumberland Reports Second Quarter 2005 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report unaudited financial results and summary of activities for the three months ended June 30, 2005.

Cumberland is advancing the Company’s 100% owned Meadowbank project towards open pit production of 315,000 ounces of gold per year over an 8.3 year mine life with an estimated total cash cost of US$224 per ounce based on a feasibility study1 completed by AMEC Americas Ltd. in February 2005.  Development permitting is progressing towards final stages with operations from three, shallow open pits planned to commence in mid-2008, provided development permits and licenses are obtained in early 2006.  The Meadowbank gold project is located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.

Meadowbank Gold Project Production Profile1

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces[2]
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate Years 1 to 4 Life of Mine	375,000 ounces 315,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$197 US$224

SUMMARY OF RECENT ACTIVITIES

Phase I 2005 Drill Results

A $3.5 million exploration program is focused on increasing gold reserves and resources at Meadowbank, which is host to Canada’s largest pure gold open pit reserves.  The Phase I program completed approximately 7,300 metres of diamond drilling in 47 holes at the Goose Island deposit, the Goose Island South target and the PDF deposit, and drill results were reported in July (see NR05-08).  Phase II has now commenced.

Drilling on the northern and southern flanks of the Goose Island deposit has returned intersections that have extended the limits of the deposit approximately 50 metres to the south and 50 metres to the north for a total strike length of approximately 500 metres at the Goose Island deposit.  Drill intersections are expected to improve the quality and size of the resources and reserves.  Seven holes drilled on the shallow southern flank of the deposit returned strong grades (from 3.2 g/t up to 10.97 g/t) over better than expected widths (2.48 metres to 9.13 metres) and two holes on the northern flank of the deposit, at depths of 22 metres and 19 metres below surface, returned high grade values (10.09 g/t and 14.90 g/t).

A majority of the ten holes drilled to assess the resource potential below the proposed Goose Island open pit yielded intersections with gold grades of greater than 5.00 g/t.  Several of these intersections which are below the current pit design indicate a resource with potential for future underground mining.

Exploration drilling in 2005 on the Goose Island South target, 550 metres south of the Goose Island deposit, followed up on a deep intersection from 1997 (2.64 g/t over 3.00 metres at 277 metres below surface in hole G97-171).  One hole returned an encouraging 4.14 g/t over 2.59 metres at a shallow depth (50 metres below surface or approximately 227 metres up dip from the intersection in G97-171). Potential exists for additional mineralization in the vicinity of this drill hole, as the nearest drilling is 150 metres along strike in both directions.

While narrow high grade results from another drill hole suggest that there is potential for high grade mineralization in this area, most other 2005 Goose Island South drill holes encountered narrow and low grade mineralized intercepts.

Extension of the PDF deposit at depth was tested by ten widely spaced drill holes in 2005.  Two holes were successful in intersecting the PDF mineralized zone 100 metres down dip from 2004 intersections; however, a second series of 100 metre down dip step outs failed to return any significant values, effectively closing off the mineralized trend.

Phase II Exploration Program and Airstrip Construction Commenced

The 2005 Phase II exploration program commenced in July and is evaluating a number of targets on the Meadowbank property through prospecting, till sampling and Induced Polarization geophysical surveys. In addition, approximately 2,000 metres of diamond drilling will test potential extensions to the north, south and at depth of shallow mineralization intersected in 1998 drilling, located north of the proposed Portage open pit.

Construction of an airstrip at Meadowbank with planned capacity to handle light fixed wing aircraft commenced in July. The airstrip will improve access to the property in support of ongoing exploration programs.

Permitting Advances to Final Stages

After a technical review and pre-hearing conferences held by the Nunavut Impact Review Board’s (NIRB) in June 2005, the Company received the NIRB Pre Hearing Decision Report for development of the Meadowbank gold project in July 2005 (see news release NR05-09).  The NIRB report provides technical direction for completion of the Final Environmental Impact Statement (FEIS) and Cumberland anticipates submission of the Final EIS in the fall of 2005. Final approvals and licenses are anticipated in early 2006.

Financial Adviser Appointed

SG Corporate & Investment Banking (SG CIB)’s Mining Finance team (a division of Société Générale Group) was awarded a pre-arranging advisory mandate in June 2005 to act as exclusive financial adviser in connection with debt financing of the Meadowbank gold project (see NR05-07).  Pursuant to such mandate, SG CIB will arrange for a syndicate of financial institutions as prospective underwriters and arrangers of the debt financing of the Meadowbank project.  In addition, as part of its services under the mandate, SG CIB will appoint an independent engineer to perform a technical audit on behalf of potential lenders with respect to the feasibility study completed for Cumberland by AMEC Americas Ltd. in February 2005.

FINANCIAL HIGHLIGHTS

At June 30, 2005 the Company had working capital of $33.3 million compared to $37.0 million at December 31, 2004.

The Company incurred a net loss of $3.9 million ($0.07 per share) in the second quarter of 2005 compared to $4.2 million ($0.08 per share) in the second quarter of 2004.  This decrease in net loss is primarily due to the reduction in exploration costs as a result of the completion of infill drilling at Meadowbank in 2004.

In the second quarter of 2005 the Company incurred exploration and development costs at Meadowbank of $2.6 million compared to $3.9 million in the second quarter of 2004.  The reduction in Meadowbank project costs was a result of the completion of infill drilling in 2004 and the completion of the feasibility study in early 2005.

The Company had no operating revenues in the second quarters of 2005 or 2004, as it had not commenced mining operations.

This summary of financial highlights should be read in conjunction with the Company’s second quarter 2005 unaudited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Cumberland is a well financed mineral exploration and development company.  In February 2005 the Company completed a feasibility study on the Meadowbank gold project (100% interest) in Nunavut and is presently advancing the project towards production.  The Company also holds a 22% carried to production interest in the Meliadine West gold project and a 50% interest in the Meliadine East gold project, both located in Nunavut. The shares of Cumberland are traded on the Toronto Stock Exchange and the American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Forward Looking Statements and Risks - This News Release contains “forward-looking statements”, including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in our AIF filed with the Securities Commissions of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia and the Toronto Stock Exchange and in our 20F filed with the United States Securities and Exchange Commission (the “SEC”).

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this News Release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

1 Meadowbank Feasibility Study (First Quarter 2005) – The feasibility study incorporates improvements to the mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC Americas Ltd. (“AMEC”). The results from the Study are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”). The Study has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).  Assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

2 Meadowbank Gold Reserves (First Quarter 2005) - The open pit mining reserves have been prepared in accordance with NI 43-101. Mr. Mark Pearson, P.Eng, Principal Mining Engineer with AMEC Americas Limited is the independent Qualified Person responsible for preparation of stated reserves.